

F O C U S

2001 ANNUAL REPORT

Cabot Microelectronics

Cabot Microelectronics is the world's leading developer, manufacturer and supplier of high-performance polishing slurries for chemical mechanical planarization (CMP), which is an enabling step in the manufacturing process of the most advanced integrated circuit (IC) devices and data storage components, including rigid disks and magnetic heads. The Company is also a supplier of specialized CMP polishing pads for use in conjunction with its slurries.

Through the CMP process, manufacturers can polish the surfaces of ICs and data storage components to a near-perfect finish, enabling the production of compact, multi-layer, high-performance ICs, as well as superior quality data storage components. Moreover, in addition to improving device performance, the CMP process also drives higher manufacturing yields and throughput, translating to lower production costs for manufacturers.

One of the first companies to develop CMP slurries for IC applications, Cabot Microelectronics supplies the majority of slurries used globally for CMP in the manufacture of IC devices. The Company has earned this market and technology leadership position by maintaining a diligent focus on its business strategy: to innovate new, high-performance products in advance of customer need; to enhance existing products on a continuous basis; to maintain world-class global production and supply chain operations; to provide hands-on technical applications support; and to deliver leading customer service.

Cabot Microelectronics employs a team of more than 430 individuals, including highly skilled scientists and engineers, industry-specific applications specialists, customer service experts, and experienced business managers. Additionally, the Company has the extensive global infrastructure necessary to support its vast customer base. This infrastructure includes corporate headquarters, a state-of-the-art research and technology center, and manufacturing plants in Aurora, Illinois; manufacturing plants in the United Kingdom and Japan; and regional sales, technical applications and support offices strategically located to serve customers worldwide.

Cabot Microelectronics is listed on Nasdaq® under the symbol CCMP.

Bottom photo, left to right

Matthew Neville
Chairman, President and Chief Executive Officer

Martin Ellen
Vice President and Chief Financial Officer

Hiro Nishiya
Vice President of Asia Pacific Business Region

Stephen Smith
Vice President of Marketing and Sales

Daniel Pike
Vice President of Operations

H. Carol Bernstein
Vice President, Secretary and General Counsel

Jeremy Jones
Vice President of New Business Development

Kathleen Perry
Vice President of Research and Development

J. Michael Jenkins
Vice President of Human Resources



FINANCIAL HIGHLIGHTS

(Amounts in thousands, except per share amounts)	2001	2000	Increase
Selected Statement of Income Data:			
Revenue	$227,192	$181,156	25%
Gross profit	118,773	94,866	25%
Operating income	62,439	46,818	33%
Net income	41,902	30,502	37%
Diluted net income per share	$ 1.72	$ 1.39	24%
Shares used in computing diluted net income per share	24,327	21,888	11%
Selected Balance Sheet Data:			
Total assets	$196,681	$136,106	45%
Net property, plant and equipment	97,426	71,873	36%
Stockholders' equity	166,287	107,562	55%



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The great entrepreneur, Henry Ford, defined obstacles as "those frightful things you see when you take your eyes off your goal." We at Cabot Microelectronics couldn't agree more. Since our inception, our Company has maintained a clear focus on a set of carefully developed objectives—a focus so sharp that we don't see obstacles to our success, just challenges waiting to be met. This outlook is a Cabot Microelectronics hallmark, and it has already helped us build our young Company into a successful organization that is positioned to capitalize on the many oportunities in our industry. A review of our fiscal year 2001 performance provides a clear example.

Without question, fiscal 2001 was an intensely challenging year in both the global semiconductor industry and the world financial markets. During the first fiscal quarter, the overall economy began to show signs of weakness, but semiconductor manufacturers worldwide continued to produce IC chips at record rates, creating a large global surplus of chips, as well as an excess of electronic components. In the second quarter, the economy continued to decline, depressing consumer spending and driving down sales of electronic items. This, combined with the continued build-up of excess IC inventory, sparked a sudden and dramatic decrease in global chip production that slowed the growth in demand for many of our products.

Cabot Microelectronics responded quickly and decisively to these events, all the while keeping our eyes firmly fixed on our business goals—namely, to perfect our product and service offerings, to advance our position as a market and technology leader, and to deliver increasing value to both customers and shareholders.

We carefully evaluated our expenditures, weighing the relevance of each against its ability to provide strong customer support and accelerate our progress in mission critical areas. As part of this process, we determined to maintain our workforce and introduced a plan to tighten financial controls in certain discretionary areas. These actions shored up our ability to continue to spend in areas that we have defined as crucial to our future, such as funding key R&D initiatives, pursuing select global expansion, and employing strategies to attract and service customers.

What's more, the difficult market helped to confirm just how vital these strategic expenditures are to our Company's growth. Even as IC manufacturers reduced production rates and slowed capital investments, flattening the demand for many of our slurries, they intensified their efforts to develop advanced semiconductor technologies. This fostered the growth of our leading-edge slurry formulations for use with innovative technologies, like copper interconnect and low (k) material. At the same time, manufacturers in the data storage market also continued to adopt CMP as a means of improving their manufacturing yields and product performance, thereby driving sales of our rigid disk and magnetic head slurries.

Together, these factors enabled us to weather a difficult period and proved the value of our Company's commitment to investing in next-generation technologies well in advance of customer demand. Moreover, the year's events convinced us that our aggressive approach to fueling new R&D should position Cabot Microelectronics to emerge from the industry downturn with an even more compelling customer value proposition than we had before.

SETTING NEW RECORDS

Despite the challenging economic and industry environment, Cabot Microelectronics ended fiscal 2001 with a number of accomplishments. We achieved record financial performance, delivering revenue of $227 million, up 25 percent from fiscal 2000 revenue of $181 million. We posted net income of $42 million, or $1.72 per diluted share, up 37 percent compared with prior year net income of $31 million, or $1.39 per diluted share. And we fortified our industry leadership position by continuing to deliver value to our customers.

At the same time, we drove growth in several different product areas—achievements that required us to draw on multiple skill sets, as well as distinct manufacturing capabilities. For example, in the advanced IC slurry market, we increased revenues from our iCue™ brand copper interconnect products by a factor of two-and-a-half compared with the prior year, while in the data storage market, we increased sales with both new and existing customers.



We complemented these initiatives by taking steps to pave the way for our future. We broke ground on a new R&D and office facility in Aurora, Illinois. Slated for completion in March 2002, this facility will include a state-of-the-art Class 1 cleanroom, as well as leading-edge polishing, metrology and analytical equipment that will improve our product development and time-to-market capabilities, and enhance our ability to develop products for emerging applications. We also expanded our worldwide production capacity and support operations so that we are positioned to meet the future needs of our customers. And we began to implement an improved enterprise resource planning discipline that will help us manage our growing global business systems as efficiently as possible.

Our fiscal year 2001 accomplishments would not have been possible without the more than 430 remarkable individuals who make up the Cabot Microelectronics team. Our first full year as an independent Company was an exceptionally tough period for our industry, but our employees demonstrated that their personal commitment to our Company's success can make a meaningful difference. I thank each of them for their contributions to Cabot Microelectronics, and I congratulate them on a job well done.

A SOLID FOUNDATION

It's no mystery why those of us at Cabot Microelectronics have such a deep commitment to our Company. In fact, it's a matter of simple logic: We operate in an exciting industry with solid growth prospects, and we have the qualities necessary to develop those prospects into something of enduring value.

A quick look at our industry highlights the immense opportunities we face. Since its inception 15 years ago, CMP has proved highly effective in helping IC manufacturers increase manufacturing yields and improve performance of leading-edge chip technology, thereby reducing their production costs. At the same time, CMP has become necessary to the advancement of technology, as it permits semiconductor manufacturers to produce chips that have feature sizes of less than 0.25-microns, and that are both faster and more functional than their predecessors. Finally, CMP allows manufacturers to improve IC performance and quality by employing cutting-edge new materials, like copper wiring and low (k) dielectrics, as well as by introducing new manufacturing techniques.

While CMP offers clear value to manufacturers of advanced IC chips, the current CMP adoption rate remains just above 26 percent for the entire IC industry. By 2005, industry experts predict that this adoption rate will increase to greater than 50 percent, driven by ongoing consumer demand for more powerful and more compact electronics products, as well as by the need for semiconductor manufacturers to propel their growth through the development of next-generation IC products—a requirement that actually increases during difficult market environments. At the same time, the need for more intricate circuitry on ICs is expected to increasingly require more CMP process steps on each wafer, driving a greater need for CMP consumable products like ours.

What's more, the CMP process has applications beyond the IC market. In recent years, manufacturers of data storage products have started using CMP to improve the quality and capacity of hard disk drives (HDDs) and decrease their production costs, by applying the process to both rigid disk substrates and magnetic heads. Still in an early phase of acceptance, the CMP data storage market offers solid growth potential. Moreover, this market's successful adoption of the CMP process underscores the fact that CMP has the potential to add value in a wide range of additional manufacturing processes in still untapped industries.

As one of the original developers of the CMP process, our Company has devoted significant time and resources to building a strong presence in the fast-growing CMP market. Our efforts have yielded a solid foundation for growth that is supported by three cornerstones: excellent technology, world-class customer service and an extensive global infrastructure.

THE LEADING EDGE

To remain at the forefront of the semiconductor industry, our customers must constantly innovate new fabrication processes, new technologies and new applications. As a Company responsible for enabling these advancements, we cannot follow new industry trends; we must stay ahead of them.

Our success in technological advancement certainly benefits our customers. However, it also makes our Company more robust, as it ties our growth to the pace of the industry's technological advancement, versus merely its overall level of chip production. In fiscal 2001, we affirmed that our ability to generate growth from both of these factors is a crucial—and extremely valuable—component of our strategy.

While most manufacturers slowed the production of ICs during the year, one market segment continued to advance steadily. This segment is made up of manufacturers who produce the most advanced, or leading edge, ICs.

Despite the industry slowdown, these customers redoubled their efforts to develop next-generation technology, knowing that by creating or enabling the "killer application" of tomorrow they will help to reverse the industry downturn and to spur a rebound in consumer electronics spending. Cabot Microelectronics is one of the few companies firmly established as a leading-edge supplier—a direct result of our investments in R&D.

During 2001, we aggressively advanced our R&D activities on several fronts. We continued to work with customers to develop the next wave of copper interconnect products, as well as to develop a number of new CMP slurries for shallow trench isolation (STI), ultra-low (k), tungsten damascene, noble metals and other emerging applications. We also introduced a one-step CMP polishing product for data storage slurries. This new one-step technology has the potential to revolutionize the data storage CMP process and increase our Company's presence in this promising market.

PREMIER SERVICE AND SUPPORT

Strong customer relationships are central to Cabot Microelectronics' success. Our customers don't simply buy our products. Rather, they partner with us to explore the next innovations in technology and to identify the most efficient methods to fabricate their own high-quality devices.

We take the trust of our customers very seriously, as evidenced by the exceptional team of professionals we employ. This team includes experts in such specialized technology fields as chemistry, particle technology, colloidal chemistry and electrochemistry, as well as leading applications, manufacturing and quality engineers, customer service specialists and experienced product line managers, all with a meaningful degree of experience



"We remain optimistic about our future. Industry experts predict that the semiconductor market should rally to post the consistent annual double-digit growth rates that it has for the past decade. At the same time, we are fueling our R&D engine to identify new markets, create new applications and attract new customers for our CMP consumables."

in the CMP arena. We bring the skills of these professionals to bear by taking a multi-disciplined approach to addressing the individual needs of each of our customers. This approach encompasses pinpointing our customers' next technological requirements; developing and testing high-performance solutions for these requirements; employing precise manufacturing methods to deliver flawless global equivalency; integrating new products and processes into their daily operations; maintaining extensive and highly reliable supply chain operations to enable timely product availability; and testing and refining our products continuously.

In fiscal 2001, we strengthened our ability to serve growing numbers of customers around the world by adding a number of skilled professionals in such key areas as R&D, customer service, applications and technical support, as well as by adding new customer support locations in strategic regions of the Asia-Pacific and European markets.

AN EXPANDING GLOBAL FOOTPRINT

A logical extension of our commitment to customer service is our strategy to expand our global operations. As we extend Cabot Microelectronics' reach into new areas of the world, we position ourselves to provide hands-on service and support to our many customers that have multiple international locations. Our global expansion strategy also fuels our Company's growth, as it allows us to introduce our high-performance CMP consumables to new customers in promising technology markets.

In fiscal 2001, we continued to expand our global infrastructure in North America and Asia-Pacific to accommodate the additional production, distribution, sales and technical support capabilities necessary to meet anticipated future demand. We ramped up our new production facility in Aurora, boosting our North American production capacity; and we significantly increased our manufacturing capacity in Geino, Japan so that we are fully prepared to leverage the expected next wave of growth in the Asia-Pacific market.

LOOKING AHEAD

As we concluded our fiscal year in September, the market forces that impacted our industry in 2001 showed signs of extending into fiscal 2002. This situation was further impacted by the September 11 terrorist attacks, creating a degree of uncertainty regarding the strength of the U.S. and global economies in the coming year.

Despite this, the Cabot Microelectronics management team remains confident in our capabilities, optimistic about our future and committed to helping our customers prosper. Our attitude can be summed up quite plainly: We've never taken our eyes off our goal before, and we don't intend to now.

As we forge ahead, we do so with profound gratitude to you—our shareholders, customers and employees. With your support and confidence, we will continue to maintain our trademark focus in activities we pursue, and we will work to build Cabot Microelectronics into an even stronger organization than it is today—one that is positioned to flourish in the face of market uncertainties, drive the progression of advanced technology and generate increasing rewards for our constituents.

Sincerely,

Dr. Matthew Neville
Chairman, President and
Chief Executive Officer



"Cabot Microelectronics has prospered—even in the midst of a major downturn in the semiconductor industry—because our CMP consumables have the ability to contribute to the recovery. Even now, the CMP process is enabling our customers to develop and produce the leading-edge technology that should ultimately help spur a rebound in the semiconductor market."



A STRONG MARKET POTENTIAL

The market for CMP consumables offers strong growth potential, as evidenced by its multiple drivers. First, the market is driven by the rate of IC production. Though the IC production growth rate has slowed in the past year, it has demonstrated consistent annual double-digit growth for the past decade, and industry experts predict that this trend should continue. Second, the CMP consumables market is driven by the pace of technological advancement, which has actually increased in the wake of the semiconductor industry decline. CMP is a necessary step in producing the most advanced ICs, as well as those that use new materials, new applications and innovative IC manufacturing processes. As world demand for smaller, more powerful ICs increases, the semiconductor industry's adoption rate of CMP is also poised to rise dramatically. Moreover, most of these advanced ICs require the application of more CMP steps to the semiconductor manufacturing process, increasing the potential need for CMP slurries. Finally, the CMP market is driven by demand in market segments other than ICs, such as data storage. As manufacturers in these markets continue to adopt CMP to improve performance and quality, and reduce production costs, growth in the CMP products industry is also expected.



A POWERFUL GLOBAL INFRASTRUCTURE

Cabot Microelectronics is well positioned to leverage this market potential. We are the clear market and technology leader in the industry, with exceptional technological skills, superb manufacturing capabilities, unmatched quality standards, a seasoned management team, a strong balance sheet, and a growing global customer base. In the coming years, we intend to leverage these strengths by optimizing and expanding our powerful global infrastructure that includes strategically located technical support, production, and service operations throughout the world.

FINANCIAL INFORMATION

SELECTED FINANCIAL DATA—FIVE YEAR SUMMARY

(Amounts in thousands, except per share amounts)	Year Ended September 30, 2001	2000	1999	1998	1997
Statement of Income Data:					
Revenue	$227,192	$181,156	$98,690	$58,831	$35,211
Cost of goods sold	108,419	86,290	48,087	29,747	19,974
Gross profit	118,773	94,866	50,603	29,084	15,237
Operating expenses:					
Research and development	25,805	19,762	14,768	10,261	8,481
Selling and marketing	8,757	7,594	4,932	3,507	1,150
General and administrative	21,054	19,974	11,107	8,148	4,223
Amortization of goodwill and other intangibles	718	718	720	720	720
Total operating expenses	56,334	48,048	31,527	22,636	14,574
Operating income	62,439	46,818	19,076	6,448	663
Other income, net	1,049	130	—	—	—
Income before income taxes	63,488	46,948	19,076	6,448	663
Provision for income taxes	21,586	16,446	6,796	2,211	(45)
Net income	$ 41,902	$ 30,502	$12,280	$ 4,237	$ 708
Basic net income per share	$ 1.76	$ 1.44	$ 0.65		
Weighted average basic shares outstanding	23,824	21,214	18,990		
Diluted net income per share	$ 1.72	$ 1.39	$ 0.65		
Weighted average diluted shares outstanding	24,327	21,888	18,990		
Cash dividends per share	$ 0.00	$ 3.71	$ 0.00		

	September 30, 2001	2000	1999	1998	1997
Balance Sheet Data:					
Current assets	$ 96,454	$ 59,053	$26,120	$15,581	$ 8,781
Property, plant and equipment, net	97,426	71,873	40,031	24,713	17,195
Other assets	2,801	5,180	4,123	4,837	5,547
Total assets	$196,681	$136,106	$70,274	$45,131	$31,523
Current liabilities	$ 26,366	$ 24,200	$ 7,775	$ 4,870	$ 2,980
Long-term debt	3,500	3,500	—	—	—
Other long-term liabilities	528	844	422	233	119
Total liabilities	30,394	28,544	8,197	5,103	3,099
Stockholders' equity	166,287	107,562	62,077	40,028	28,424
Total liabilities and stockholders' equity	$196,681	$136,106	$70,274	$45,131	$31,523

Certain amounts in the prior fiscal years have been reclassified to conform with the current year presentation.

This Annual Report, including the following "Management's Discussion and Analysis of Financial Condition and Results of Operations," includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This Act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact are forward-looking. In particular, the statements herein regarding industry or general economic prospects or trends, our future results of operations or financial position and statements preceded by, followed by or that include the words "intends," "estimates," "plans," "believes," "expects," "anticipates," "should," "could," or similar expressions, are forward-looking statements. Forward-looking statements reflect our current expectations and are inherently uncertain. Our actual results may differ significantly from our expectations. We assume no obligation to update this forward-looking information. The section entitled "Factors Affecting Future Operating Results" of our Annual Report on Form 10-K describes some, but not all, of the factors that could cause these differences.

The following discussion and analysis should be read in conjunction with our historical financial statements and the notes to those financial statements, and our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K.

OVERVIEW

We are the leading supplier of high performance polishing slurries used in the manufacture of the most advanced IC devices, through a process called chemical mechanical planarization ("CMP"). We believe that we supply approximately 80% of the slurries sold to IC device manufacturers worldwide. CMP is a polishing process used by IC device manufacturers to planarize many of the multiple layers of material that are built upon silicon wafers to produce advanced devices. Planarization is a polishing process that levels and smooths, and removes the excess material from, the surfaces of these layers. CMP slurries are liquid formulations that facilitate and enhance this polishing process and generally contain engineered abrasives and proprietary chemicals. CMP enables IC device manufacturers in producing smaller, faster and more complex IC devices with fewer defects. We believe CMP will become increasingly important in the future as manufacturers seek to further shrink the size of these devices and improve their performance.

Substantially all of our revenue is generated through the sale of CMP slurries. Historically, a majority of our CMP slurries were used in tungsten and oxide applications. We continue to develop and sell CMP slurries for polishing copper and for use in the data storage market and we also continue to develop slurries for additional new applications. Since January 2001, we have been challenged by one of the most significant downturns in the semiconductor industry's history as our customers' inventory levels were higher than in the past and end market demand for products using IC devices slowed as a result of the overall weakness in the global economy. As a result, growth in our business has also slowed since that date.

Prior to our initial public offering on April 4, 2000, we operated as a division of Cabot Corporation, a global chemical manufacturing company based in Boston, Massachusetts. On September 29, 2000, Cabot Corporation effected the spin-off of its approximate 80.5% investment in Cabot Microelectronics Corporation by distributing 0.280473721 shares of our common stock as a dividend on each outstanding share of Cabot Corporation common stock outstanding on September 13, 2000, or an aggregate of 18,989,744 shares of our common stock.

BASIS OF PRESENTATION

The following "Management's Discussion of Results of Operations" contains financial comparisons with prior periods that are affected by certain agreements entered into with Cabot Corporation at the time of our initial public offering. We historically sold various dispersion products to Cabot Corporation at our cost of manufacturing. We entered into a dispersion services agreement with Cabot Corporation, which became effective upon the completion of our initial public offering, under which we provide dispersion products to Cabot Corporation at our cost to manufacture plus a margin. Cabot Corporation supplies us with the fumed metal oxide raw materials for these dispersions. The effect of the agreement is to reduce both our cost of goods sold and revenue for these dispersions since we no longer purchase these materials and include them in either cost of goods sold or revenue. In addition, we historically purchased fumed metal oxides, critical raw materials for our slurries, from Cabot Corporation at their standard cost. We entered into a fumed metal oxide agreement with Cabot Corporation, which became effective on April 4, 2000, under which we purchase certain fumed metal oxides at contractually agreed upon higher prices. The effects of these agreements on the comparison of operating results are disclosed in the discussion that follows.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, the percentage of revenue of certain line items included in our historical statements of income:

	Year Ended September 30, 2001	2000	1999
Total revenue	100.0%	100.0%	100.0%
Cost of goods sold	47.7	47.6	48.7
Gross profit	52.3	52.4	51.3
Research and development	11.4	10.9	15.0
Selling and marketing	3.9	4.2	5.0
General and administrative	9.3	11.0	11.3
Amortization of goodwill and other intangibles	0.3	0.4	0.7
Operating income	27.4	25.9	19.3
Other income (expense)	0.5	0.0	0.0
Income before income taxes	27.9	25.9	19.3
Provision for income taxes	9.5	9.1	6.9
Net income	18.4%	16.8%	12.4%

Year Ended September 30, 2001 Versus Year Ended September 30, 2000

REVENUE

Total revenue was $227.2 million in 2001, which represented a 25.4%, or $46.0 million, increase from 2000. Of this increase, $37.4 million was due to a 20.6% increase in volume and $8.6 million was due to increased weighted average selling prices. Fiscal 2001 revenue would have been $3.8 million higher had the Japanese Yen average exchange rate for the year held constant with the prior fiscal year average. Total revenue in 2000 would have been $0.6 million lower had our dispersion services agreement with Cabot Corporation been in effect throughout the entire fiscal year. Most of our revenues are derived from sales of products used in the manufacture of advanced IC devices. Manufacturing of IC devices declined throughout calendar year 2001 as a result of the downturn in the semiconductor industry and weak global economic conditions. As a result, our fiscal 2001 quarterly revenues were the highest in our first quarter at $68.6 million and were the lowest in our fourth fiscal quarter at $51.4 million, which was essentially flat with revenues in the third fiscal quarter. Given current industry and overall economic conditions, it is difficult to predict our future revenue trends.

COST OF GOODS SOLD

Total cost of goods sold was $108.4 million in 2001, which represented an increase of 25.6% or $22.1 million from 2000. Of this increase, $17.8 million was due to higher sales volume and $4.3 million was due to higher weighted average costs per gallon. Cost of goods sold would have been $4.2 million higher in 2000 had our dispersion services and fumed metal oxide agreements with Cabot Corporation been in effect throughout the entire fiscal year. Higher costs per gallon resulted from a shift in product mix and higher raw material costs.

We expect that the cost of fumed silica used in the manufacture of CMP slurries will continue to increase according to the terms of our existing fumed metal oxide agreement with Cabot Corporation, which provides for a fixed annual increase in the price of silica of 2.0% of the initial price and additional increases if Cabot Corporation's raw material costs increase. Also, in order to meet our needs for fumed alumina given the anticipated growth in sales of fumed alumina-based slurries, in December 2001 we entered into a fumed alumina supply agreement with Cabot Corporation and an amendment to the fumed metal oxide agreement with respect to its fumed alumina terms. Under this fumed alumina supply agreement, Cabot Corporation has expanded its capacity for the manufacture of fumed alumina. The agreement provides that the price Cabot Corporation charges us for fumed alumina is based on all of its fixed and variable costs for producing the fumed alumina, plus its capital costs for expanding its capacity, plus an agreed-upon rate of return on investment, plus incentive payments if they produce more than a certain amount per year. These financial terms, along with those contained in the amendment to the fumed metal oxide agreement are retroactive to October 2001 and our average cost per pound for fumed alumina will be higher in the future than paid under the original fumed metal oxide agreement. Had we paid this higher average cost per pound for all fumed alumina purchased in fiscal 2001, cost of goods sold would have increased by approximately $0.9 million. We expect this dollar amount to increase in future years as we anticipate continued strong sales growth in alumina-based slurry products. Our need for additional quantities of fumed metal oxides in the future will require that we enter into new supply arrangements that could result in costs which are higher than those in existing agreements.

GROSS PROFIT

Our gross profit as a percentage of net revenue of 52.3% in 2001 was essentially flat as compared to 52.4% in 2000. Gross profit as a percentage of net revenue would have been 49.9% in 2000 had our dispersion services and fumed metal oxide agreements with Cabot Corporation been in effect throughout the entire fiscal year. On a comparable basis, the increase in gross profit of 2.4 percentage points resulted primarily from favorable product mix.

RESEARCH AND DEVELOPMENT

Research and development expenses were $25.8 million in 2001, which represented an increase of 30.6%, or $6.0 million, over 2000. This resulted primarily from higher staffing levels and operating supplies needed to support our continued investments in research and development. Key activities during the twelve months ended September 30, 2001 involved the continued development of new and enhanced slurry products with a significant focus on slurries for polishing copper, CMP polishing pad technology and advanced particle technology. We expect research and development expenses to increase in fiscal 2002 due to our commitment to technology advancement and as a result of our new research and development facility.

SELLING AND MARKETING

Selling and marketing expenses were $8.8 million in 2001, which represented an increase of 15.3%, or $1.2 million, over 2000. The increase was due primarily to the hiring of additional customer support personnel in North America, Japan and Taiwan.

GENERAL AND ADMINISTRATIVE

General and administrative expenses were $21.1 million in 2001, which represented an increase of 5.4%, or $1.1 million, from 2000. Fiscal 2000 includes compensation expense of $3.8 million related to options granted to non-Cabot Microelectronics employees at the time of the initial public offering and a charge for the accelerated vesting of long-term incentives and benefits at the time of the spin-off from Cabot Corporation. Absent these prior year charges, general and administrative expenses increased 29.8%, or $4.9 million, primarily due to increased staffing and other expenses necessary to support the general growth of the business and the administrative activities of a stand-alone company.

AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES

Amortization of goodwill and other intangibles was $0.7 million in 2001 and 2000 resulting from goodwill and other intangible assets associated with the acquisition of selected distributor assets from a third party in 1995. Effective October 1, 2001, we adopted SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." As a result, amortization costs in fiscal 2002 will decrease by approximately $0.4 million due to the discontinuation of goodwill amortization.

PROVISION FOR INCOME TAXES

The effective income tax rate was 34.0% in 2001 and 35.0% in 2000. The decrease in the effective tax rate was mainly driven by an increase in tax credits from expanded research and experimentation activities.

NET INCOME

Net income was $41.9 million in 2001, which represented an increase of 37.4%, or $11.4 million, from 2000 as a result of the factors discussed above.

Year Ended September 30, 2000 Versus Year Ended September 30, 1999

REVENUE

Total revenue was $181.2 million in 2000, which represented an 83.6%, or $82.5 million, increase from 1999. Of this increase, $66.7 million was due to a 67.6% increase in volume and $15.8 million was due to increased weighted average selling prices. The volume growth was mainly driven by the increased use of CMP slurries in the manufacture of IC devices. The growth was especially strong with respect to sales of CMP slurries for polishing tungsten. Total revenue in 2000 would have been $0.6 million lower had our dispersion services agreement with Cabot Corporation been in effect throughout the entire fiscal year.

COST OF GOODS SOLD

Total cost of goods sold was $86.3 million in 2000, which represented an increase of 79.4% or $38.2 million from 1999. Of this increase, $32.5 million was due to higher sales volume and $5.7 million was due to higher weighted average costs per gallon. These higher costs resulted from higher raw material costs, especially fumed silica cost increases associated with our fumed metal oxide agreement with Cabot Corporation, and for transportation costs associated with shipping raw materials to our manufacturing plant in Japan. Higher manufacturing costs also resulted from improved quality requirements and the qualification of our Geino, Japan facility. Fumed silica costs increased due to the terms of the fumed metal oxide supply agreement with Cabot Corporation which contains provisions for a fixed annual increase in the price of silica of 2.0% of the initial price and additional increases if Cabot Corporation's raw material costs increase. Cost of goods sold would have been $4.2 million higher in 2000 had our dispersion services and fumed metal oxide agreements with Cabot Corporation been in effect throughout the entire fiscal year.

GROSS PROFIT

Our gross profit as a percentage of net revenue was 52.4% in 2000 compared to 51.3% in 1999. The increase in gross profit resulted primarily from favorable product mix.

RESEARCH AND DEVELOPMENT

Research and development expenses were $19.8 million in 2000, which represented an increase of 33.8%, or $5.0 million, over 1999. Of this increase, $2.2 million represents additional personnel and related relocation expenses in North America and $2.9 million resulted from higher laboratory supply costs and other operating expenses associated with our clean room. Also, outsourced development activities increased by $0.8 million and increased staffing in Geino, Japan added $0.5 million in expenses. These increases were partially offset by $0.9 million of decreased research and development allocations from Cabot Corporation and $0.5 million of decreases in various other areas. Key activities during the twelve months ended September 30, 2000 involved the continued development of new and enhanced slurry products, CMP polishing pad technology and advanced particle technology.

SELLING AND MARKETING

Selling and marketing expenses were $7.6 million in 2000, which represented an increase of 54.0%, or $2.7 million, over 1999. The increase was due primarily to the hiring of additional customer support personnel in North America, Japan and Taiwan.

GENERAL AND ADMINISTRATIVE

General and administrative expenses were $20.0 million in 2000, which represented an increase of 79.8%, or $8.9 million, from 1999. Approximately $2.9 million of the increase represents additional personnel costs needed to support the general growth of our business and $1.6 million in operating costs associated with our new corporate office building. Increased costs of purchased services and expenses related to our initial public offering and spin-off from Cabot Corporation of $1.4 million were partially offset by a decrease of $0.8 million in charges from Cabot Corporation for corporate services. Also, nonrecurring compensation expenses were incurred of $3.8 million, including $2.1 million related to options granted to non-Cabot Microelectronics employees at the time of the initial public offering and $1.6 million for the accelerated vesting of long-term incentives and benefits at the time of the spin-off from Cabot Corporation.

AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES

Amortization of goodwill and other intangibles was $0.7 million in 2000 and 1999 which related to goodwill and other intangible assets associated with the acquisition of selected distributor assets from a third party in 1995.

PROVISION FOR INCOME TAXES

The effective income tax rate was 35.0% in 2000 and 35.6% in 1999. The slight decrease in the effective tax rate was mainly driven by a greater percentage of export sales resulting in increased foreign sales corporation deductions.

NET INCOME

Net income was $30.5 million in 2000, which represented an increase of 148.4%, or $18.2 million, from 1999 as a result of the factors discussed above.

LIQUIDITY AND CAPITAL RESOURCES

We had cash flows from operating activities of $62.5 million in 2001, $31.9 million in 2000 and $9.0 million in 1999. Our cash provided by operating activities in 2001 resulted from net income of $41.9 million plus non-cash items of $17.6 million and a net decrease in working capital of $3.0 million. Our principal capital requirements have been for property, plant and equipment additions and working capital needs to support the expansion of our business.

In 2001, cash flows used in investing activities were $35.3 million, primarily related to the capacity expansion of our Geino, Japan facility and construction of our new Aurora, Illinois research and development facility. In 2000, cash flows used in investing activities were $37.2 million, primarily related to the construction of our Aurora, Illinois manufacturing facility, the purchase of land and construction of a new distribution facility in Korea, the purchase of research and development equipment and the purchase of additional land in Geino, Japan. In 1999, cash flows used in investing activities were $17.1 million, primarily due to the completion of our Geino, Japan facility and construction of our Aurora, Illinois headquarters building.

We had cash flows from financing activities of $10.4 million in 2001 which resulted from the exercise of stock options and issuance of shares under our Employee Stock Purchase Program. In 2000, cash flows from financing activities of $15.2 million resulted primarily from capital contributions from Cabot Corporation of $10.1 million, net proceeds from our initial public offering of $82.8 million and borrowings of $17.0 million under a term credit facility. We paid Cabot Corporation dividends of $17.0 million in March 2000 and $64.3 million in April 2000. Also, during the third quarter of 2000, we repaid $13.5 million of borrowings under our term credit facility. In 1999, we had net cash flows from financing activities of $8.1 million which were capital contributions by Cabot Corporation.

At September 30, 2001, debt was comprised of an unsecured term loan in the amount of $3.5 million funded on the basis of the Illinois State Treasurer's Economic Program. This loan is due on April 3, 2005 and incurs interest at an annual rate of 6.37% until April 3, 2002 and 1.75% plus 70% of the three-year treasury rate thereafter. On July 10, 2001, the agreement between Cabot Microelectronics and LaSalle Bank for this loan was amended and restated. Although the loan amount of $3.5 million was unchanged, various other terms were revised and the termination date was amended from June 1, 2005 to April 3, 2005.

On July 10, 2001, we entered into a $75.0 million unsecured revolving credit and term loan facility with a group of commercial banks which replaced our $25.0 million unsecured revolving credit facility and $8.5 million revolving line of credit, both of which were terminated. Under the new agreement, which terminates July 10, 2004, interest accrues on any outstanding balance at either the institution's base rate or the eurodollar rate plus an applicable margin. A non-use fee also accrues. Loans under this facility are anticipated to be used primarily for general corporate purposes, including working capital and capital expenditures. The credit agreement contains various covenants. No amounts are currently outstanding under the new credit facility and we are currently in compliance with the covenants. No amounts were outstanding under the former lines of credit at September 30, 2000.

We estimate that our total capital expenditures in fiscal year 2002 will be approximately $45.0 million, approximately $3.0 million of which we have already spent as of October 31, 2001. Our major capital expenditures in 2002 are expected to be:

- approximately $17.0 million to expand our research and development facilities and headquarters in Aurora, Illinois; and
- approximately $15.0 million for advanced clean room equipment, polishing and other equipment primarily for use in our new research and development facility.

We believe that cash generated by our operations and borrowings under our revolving credit facility will be sufficient to fund our operations and expected capital expenditures in the foreseeable future. However, we plan to expand our business and continue to improve our technology and, to do so, we may be required to raise additional funds in the future through public or private equity or debt financing, strategic relationships or other arrangements.

Cabot Corporation is currently a defendant in two lawsuits involving Rodel. We have agreed to indemnify Cabot Corporation for any liabilities or damages resulting from these lawsuits.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Effect of Currency Exchange Rates and Exchange Rate Risk Management

We conduct business operations outside of the United States through our foreign operations. Our foreign operations maintain their accounting records in their local currencies. Consequently, period to period comparability of results of operations is affected by fluctuations in exchange rates. The primary currencies to which we have exposure are the Japanese Yen and the British Pound. Our exposure to foreign currency exchange risks has not been significant because a significant portion of our foreign sales are denominated in U.S. dollars. From time to time we enter into forward contracts in an effort to manage foreign currency exchange exposure. Approximately 15% of our revenue is transacted in currencies other than the U.S. dollar. We do not currently enter into forward exchange contracts for speculative or trading purposes.

Market Risk and Sensitivity Analysis Foreign Exchange Rate Risk

We have performed a sensitivity analysis assuming a hypothetical 10% adverse movement in foreign exchange rates. As of September 30, 2001, the analysis demonstrated that such market movements would not have a material adverse effect on our financial position, results of operations or cash flows over a one year period. Actual gains and losses in the future may differ materially from this analysis based on changes in the timing and amount of foreign currency rate movements and our actual exposures. We believe that our exposure to foreign currency exchange rate risk at September 30, 2001 was not material.

PRICEWATERHOUSECOOPERS

To the Directors and Stockholders of
Cabot Microelectronics Corporation

In our opinion, the accompanying balance sheets and the related statements of income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Cabot Microelectronics Corporation at September 30, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
October 25, 2001, except for paragraphs 2, 3 and 4
of Note 4, as to which the date is December 12, 2001

STATEMENTS OF INCOME

(In thousands, except per share amounts)	Year Ended September 30, 2001	2000	1999
Revenue	$227,192	$181,156	$98,690
Cost of goods sold	108,419	86,290	48,087
Gross profit	118,773	94,866	50,603
Operating expenses:			
Research and development	25,805	19,762	14,768
Selling and marketing	8,757	7,594	4,932
General and administrative	21,054	19,974	11,107
Amortization of goodwill and other intangibles	718	718	720
Total operating expenses	56,334	48,048	31,527
Operating income	62,439	46,818	19,076
Other income, net	1,049	130	—
Income before income taxes	63,488	46,948	19,076
Provision for income taxes	21,586	16,446	6,796
Net income	$ 41,902	$ 30,502	$12,280
Basic net income per share	$ 1.76	$ 1.44	$ 0.65
Weighted average basic shares outstanding	23,824	21,214	18,990
Diluted net income per share	$ 1.72	$ 1.39	$ 0.65
Weighted average diluted shares outstanding	24,327	21,888	18,990

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS

(In thousands, except share amounts)	September 30, 2001	2000
Assets		
Current assets:		
Cash and cash equivalents	$ 47,677	$ 9,971
Accounts receivable, less allowance for doubtful accounts of $1,014 at September 30, 2001 and $233 at September 30, 2000	26,735	30,595
Inventories	16,806	14,014
Prepaid expenses and other current assets	1,742	2,752
Deferred income taxes	3,494	1,721
Total current assets	96,454	59,053
Property, plant and equipment, net	97,426	71,873
Goodwill, net	1,045	1,328
Other intangible assets, net	1,562	2,002
Deferred income taxes and other assets	194	1,850
Total assets	$196,681	$136,106
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 13,557	$ 11,646
Accrued expenses, income taxes payable and other current liabilities	12,809	12,554
Total current liabilities	26,366	24,200
Long-term debt	3,500	3,500
Deferred income taxes	268	160
Deferred compensation and other long-term liabilities	260	684
Total liabilities	30,394	28,544
Commitments and contingencies (Note 19)		
Stockholders' equity:		
Common stock:		
Authorized: 200,000,000 shares, $0.001 par value		
Issued and outstanding: 24,079,997 shares at September 30, 2001 and 23,590,293 shares at September 30, 2000	24	24
Capital in excess of par value of common stock	107,335	88,290
Retained earnings	60,440	18,538
Accumulated other comprehensive income (loss)	(1,191)	792
Unearned compensation	(321)	(82)
Total stockholders' equity	166,287	107,562
Total liabilities and stockholders' equity	$196,681	$136,106

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS

(In thousands)	Year Ended September 30, 2001	2000	1999
Cash flows from operating activities:			
Net income	$ 41,902	$ 30,502	$ 12,280
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	7,787	4,891	2,777
Noncash compensation expense and non-employee stock options	1,822	4,451	900
Provision for inventory writedown	902	434	130
Provision for doubtful accounts	781	183	—
Stock option income tax benefits	6,587	—	—
Deferred income tax benefit	(394)	(2,117)	(215)
Loss on disposal of property, plant and equipment	131	85	141
Changes in operating assets and liabilities:			
Accounts receivable	1,892	(11,177)	(10,616)
Inventories	(2,827)	(8,865)	646
Prepaid expenses and other assets	1,196	(3,037)	(143)
Accounts payable, accrued liabilities and other current liabilities	2,997	16,258	2,861
Income taxes payable, deferred compensation and other noncurrent liabilities	(232)	262	189
Net cash provided by operating activities	62,544	31,870	8,950
Cash flows from investing activities:			
Additions to property, plant and equipment	(35,328)	(38,923)	(17,194)
Proceeds from the sale of property, plant and equipment	2	1,675	65
Net cash used in investing activities	(35,326)	(37,248)	(17,129)
Cash flows from financing activities:			
Proceeds from the issuance of long-term debt	—	17,000	—
Repayments of long-term debt	—	(13,500)	—
Net capital contributed by Cabot Corporation	—	10,070	8,067
Net proceeds from issuance of stock	10,390	82,765	—
Dividends paid to Cabot Corporation	—	(81,300)	—
Net proceeds from stockholder	—	124	—
Net cash provided by financing activities	10,390	15,159	8,067
Effect of exchange rate changes on cash	98	152	112
Increase in cash	37,706	9,933	—
Cash and cash equivalents at beginning of year	9,971	38	38
Cash and cash equivalents at end of year	$ 47,677	$ 9,971	$ 38
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 15,059	$ 11,448	$ —
Cash paid for interest	304	350	—
Supplemental disclosure of non-cash financing activities:			
Issuance of restricted stock	$ 660	$ 123	$ —

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)	Parent Investment	Common Stock, $0.001 Par Value	Capital in Excess of Par	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income	Unearned Compensation	Total
Balance at September 30, 1998	$ 36,512			$ 4,434	$ 172		$(1,090)	$ 40,028
Capital contribution from Cabot Corporation	8,067							8,067
Issuance of Cabot Corporation restricted stock under employee compensation plans	2,050						(2,050)	—
Amortization of deferred compensation							900	900
Net income				12,280		$12,280		
Foreign currency translation adjustment					802	802		
Total comprehensive income						$13,082		13,082
Balance at September 30, 1999	46,629			16,714	974		(2,240)	62,077
Capital contribution from Cabot Corporation	6,900		$ 2,225					9,125
Capitalization of Cabot Microelectronics	(53,586)	$19	53,567					—
Dividend paid to Cabot Corporation			(52,622)	(28,678)				(81,300)
Proceeds from initial public offering (net)		5	82,760					82,765
Issuance of stock options to non-Cabot Microelectronics employees			2,113					2,113
Issuance of Cabot Corporation restricted stock under employee compensation plans	57						(57)	—
Amortization of deferred compensation							1,180	1,180
Issuance of Cabot Microelectronics restricted stock under employee compensation plans			123				(123)	—
Amortization of unearned compensation on restricted stock							41	41
Accelerated vesting of Cabot Corporation restricted stock under deferred compensation plan							1,117	1,117
Proceeds from stockholder			124					124
Net income				30,502		$30,502		
Foreign currency translation adjustment					(182)	(182)		
Total comprehensive income						$30,320		30,320
Balance at September 30, 2000	—	24	88,290	18,538	792		(82)	107,562
Exercise of stock options			8,746					8,746
Tax benefit on stock options exercised			6,587					6,587
Issuance of Cabot Microelectronics restricted stock under employee compensation plans			660				(660)	0
Amortization of unearned compensation on restricted stock							421	421
Issuance of stock options to non-Cabot Microelectronics employees			106					106
Issuance of Cabot Microelectronics stock under Employee Stock Purchase Plan			1,651					1,651
Modification of stock award grants			1,295					1,295
Net income				41,902		$41,902		
Net unrealized loss on derivative instruments					(632)	(632)		
Foreign currency translation adjustment					(1,351)	(1,351)		
Total comprehensive income						$39,919		39,919
Balance at September 30, 2001	$ —	$24	$107,335	$ 60,440	$(1,191)		$ (321)	$166,287

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

(In thousands, except share and per share amounts)

1. BACKGROUND AND BASIS OF PRESENTATION

We are the leading supplier of high performance polishing slurries used in the manufacture of the most advanced integrated circuit ("IC") devices, within a process called chemical mechanical planarization ("CMP"). We believe that we supply approximately 80% of the slurries sold to IC device manufacturers worldwide. CMP is a polishing process used by IC device manufacturers to planarize many of the multiple layers of material that are built upon silicon wafers to produce advanced devices.

The financial statements have been prepared by Cabot Microelectronics Corporation ("Cabot Microelectronics," "the Company," "us," "we," or "our"), pursuant to the rules of the Securities and Exchange Commission ("SEC") and accounting principles generally accepted in the United States of America. Our financial statements reflect the historical results of operations, financial position and cash flows of Cabot Microelectronics which, prior to the initial public offering and spin-off discussed in Note 2, operated as a division and subsidiary (incorporated October 1999) of Cabot Corporation ("Cabot Corporation"). We operate predominantly in one industry segment—the development, manufacture, and sale of CMP slurries. Certain reclassifications of prior fiscal year amounts have been made to conform with the current period presentation.

For the years ended September 30, 2000 and 1999, the statements of income include an allocation from Cabot Corporation of employee benefits and costs of shared services (including legal, finance, human resources, information systems, corporate office, and safety, health and environmental expenses). These costs were allocated to Cabot Microelectronics based on criteria that management believes to be equitable, such as Cabot Microelectronics' revenue, headcount, or actual utilization in proportion to Cabot Corporation's revenue, headcount, or actual utilization. Management believes this provides a reasonable estimate of the costs attributable to Cabot Microelectronics. For the years ended September 30, 2000 and 1999, such allocated costs amounted to $5,728 and $5,716, respectively. Allocated costs may not necessarily be indicative of the costs that would have been incurred by Cabot Microelectronics on a stand-alone basis.

2. SEPARATION FROM CABOT CORPORATION

In July 1999, Cabot Corporation announced its plans to create an independent publicly-traded company, Cabot Microelectronics, comprised of its Microelectronics Materials Division. Cabot Microelectronics, which was incorporated in October 1999, completed its initial public offering in April 2000 ("initial public offering"), receiving net proceeds of $82,765, after deducting underwriting commissions and offering expenses, from the sale of 4,600,000 shares of common stock. Following the completion of the initial public offering, Cabot Corporation owned approximately 80.5% of Cabot Microelectronics' outstanding common stock. Cabot Microelectronics paid Cabot Corporation aggregate dividends of $81,300 of which $17,000 was paid from borrowings under a term credit facility prior to the initial public offering and $64,300 was paid with proceeds from the initial public offering.

On September 29, 2000, Cabot Corporation effected the spin-off ("spin-off"), of Cabot Microelectronics by distributing 0.280473721 shares of Cabot Microelectronics common stock as a dividend on each share of Cabot Corporation common stock outstanding on September 13, 2000, or an aggregate of 18,989,744 shares of Cabot Microelectronics common stock.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

We consider investments in all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out (FIFO) basis, or market. Finished goods and work in process inventories include material, labor and manufacturing overhead costs.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is based on the following estimated useful lives of the assets using the straight-line method:

Buildings	20–25 years
Machinery and equipment	5–10 years
Furniture and fixtures	5–10 years
Information systems	3–5 years

Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for major renewals and betterments are capitalized and depreciated over the remaining useful lives. As assets are retired or sold, the related cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations. Costs related to internal use software are capitalized in accordance with AICPA Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Such capitalized costs were $3,965 as of September 30, 2001 and since the associated projects have not been placed in service as of that date, no depreciation expense was recognized in fiscal 2001.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets were acquired in connection with a July 1995 purchase of selected assets (see Note 5). Other intangible assets consist of trade secrets and know-how, distribution rights and customer lists. Goodwill and other intangible assets have historically been amortized on the straight-line basis over their estimated useful lives.

(In thousands, except share and per share amounts)

Impairment of Long-Lived Assets

We review long-lived assets, including goodwill and other intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. We believe that no material impairment exists at September 30, 2001.

Foreign Currency Translation

Our operations in Europe and Asia operate primarily in local currency. Accordingly, all assets and liabilities of these operations are translated using exchange rates in effect at the end of the year, and revenue and costs are translated using weighted average exchange rates for the year. The related translation adjustments are reported in Comprehensive Income in stockholders' equity. Gains and losses resulting from foreign currency transactions are recorded in the statements of income for all periods presented.

Foreign Exchange Management

We transact business in various foreign currencies, primarily the Japanese Yen and the British Pound. Our exposure to foreign currency exchange risks has not been significant because a significant portion of our foreign sales are denominated in U.S. dollars. However, we have entered into forward contracts in an effort to manage foreign currency exchange exposure regarding our accounts receivable and payable positions denominated in foreign currencies, and commitments for construction costs associated with our Geino, Japan expansion. The purpose of our foreign currency management activity is to protect us from the risk that eventual cash flow requirements from significant foreign currency commitments or transactions may be adversely affected by changes in exchange rates from the commitment or transaction date through the settlement date. We do not currently use derivative financial instruments for trading or speculative purposes.

Fair Values of Financial Instruments

The recorded amounts of cash, accounts receivable, accounts payable and long-term debt approximate their fair values.

Concentration of Credit Risk

Financial instruments that subject us to concentrations of credit risk consist principally of accounts receivable. We perform ongoing credit evaluations of our customers' financial condition and generally do not require collateral to secure accounts receivable. Our exposure to credit risk associated with nonpayment is affected principally by conditions or occurrences within the semiconductor industry. We historically have not experienced material losses relating to accounts receivables from individual customers or groups of customers and maintain an allowance for doubtful accounts based on an assessment of the collectibility of such accounts.

Revenue from customers who represented more than 10% of revenue were as follows:

	Year Ended September 30, 2001	2000	1999
Customer A	14%	15%	22%
Customer B	21%	17%	15%
Customer C	5%	11%	10%

Customers B and C in the above table are distributors.

The three customers above accounted for 37.1% and 48.0% of net accounts receivable at September 30, 2001 and 2000, respectively.

Revenue Recognition

Revenue is recognized upon completion of delivery obligations, provided acceptance and collectibility are reasonably assured. A provision for the estimated warranty cost is recorded at the time revenue is recognized based on our historical experience. In December 1999, the SEC released Staff Accounting Bulletin No. 101 ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. We have adopted the provisions of SAB 101, which did not have a material impact on our results of operations or financial condition for the year ended September 30, 2001.

Research and Development

Research and development costs are expensed as incurred.

Income Taxes

Prior to the September 29, 2000 spin-off, we were not a separate taxable entity for federal, state or local income tax purposes. For years prior to fiscal 2001, our operations were included in the consolidated Cabot Corporation tax returns and the income tax provisions were calculated on a separate return basis.

Deferred income taxes are determined based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Provisions are made for the U.S. and any non-U.S. deferred income tax liability or benefit.

Stock-Based Compensation

In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), we have elected to account for stock-based compensation plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations. We disclose the summary of pro forma effects to reported net income as if we had elected to recognize compensation cost based on the fair value of stock based awards to employees of Cabot Microelectronics as prescribed by SFAS 123.

Earnings Per Share

Basic net income per share is calculated based on the weighted average shares of common stock outstanding during the period, and diluted earnings per share is calculated based on the weighted average of common stock outstanding, plus the dilutive effect of stock options, calculated using the treasury stock method. The calculation of weighted average shares outstanding for the year ended September 30, 2000 includes the pro forma 18,989,744 shares that were owned by Cabot Corporation prior to the closing of our initial public offering.

Basic and diluted net income per share for the year ended September 30, 1999 have been calculated using the pro forma 18,989,744 shares that were owned by Cabot Corporation. These shares take into consideration a 18,989,744 to 1 stock split which occurred subsequent to March 31, 2000, but prior to the completion of the initial public offering.

Comprehensive Income

We have implemented SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"), effective October 1, 1998. This standard requires us to report the total changes in Stockholders' Equity that do not result directly from transactions with stockholders, including those which do not affect retained earnings. Other comprehensive income is comprised of accumulated foreign currency translation adjustments and net unrealized losses on derivative instruments.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Effects of Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also defines the criteria for identifying intangible assets for recognition apart from goodwill. SFAS 142 addresses the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. This statement requires that intangible assets with finite useful lives be amortized and intangible assets with indefinite lives and goodwill no longer be amortized, but instead tested for impairment at least annually. Effective October 1, 2001, we adopted SFAS 141 and SFAS 142 which resulted in the reclassification of a portion of intangible assets regarding workforce in place to goodwill. We determined that the resulting unamortized goodwill balance of approximately $1,326 was not impaired. In accordance with the statement, we will cease amortization of goodwill and will perform impairment tests annually. Amortization of goodwill and other intangible assets was approximately $720 in both fiscal 2001 and 2000 and the adoption of these statements will reduce amortization expense by approximately $357 in fiscal 2002.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") which is effective for fiscal years beginning after June 15, 2002. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We do not expect the adoption of SFAS 143 will have a material impact on our financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") which is effective for fiscal years beginning after December 15, 2001. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" while retaining many of the provisions of that statement. SFAS 144 also supercedes the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting for the Impairment or Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB No. 30"). We do not expect the adoption of SFAS 144 will have a material impact on our financial position or results of operations.

4. ARRANGEMENTS WITH CABOT CORPORATION

Our relationship with Cabot Corporation following the initial public offering and spin-off are currently governed by the following agreements:

Fumed Metal Oxide Supply Agreement

A fumed metal oxide supply agreement with Cabot Corporation for the supply of fumed silica and fumed alumina became effective upon the closing of our initial public offering and was amended on December 12, 2001 with respect to its terms for fumed alumina. Cabot Corporation continues to be the exclusive supplier, subject to certain terms and conditions, of fumed silica for certain of our slurry products produced as of the date of our initial public offering and of fumed alumina up to certain amounts for certain of our slurry products as of December 2001. The agreement provides for a fixed annual increase in the price of fumed silica of approximately 2% and additional increases if Cabot Corporation's raw material costs increase.

(In thousands, except share and per share amounts)

The agreement contains provisions requiring Cabot Corporation to supply us with fumed silica in specified volumes. We are obligated to purchase at least 90% of the six-month volume forecast and must pay the difference if we purchase less than that amount. In addition, we are obligated to pay all reasonable costs incurred by Cabot Corporation to provide quality control testing at levels greater than that which Cabot Corporation provides to other customers. Under the agreement and its amendment, Cabot Corporation also supplies fumed alumina on terms generally similar to those described above, except that certain of the forecast requirements do not apply to fumed alumina, and the price is fixed and unchanged for a base level of production, and we agreed to pay a higher incentive price for volumes above that level. The terms related to fumed alumina now provide us with the first right, subject to certain terms and conditions, to all fumed alumina that is subject to the fumed metal oxide agreement. Cabot Corporation is not permitted to sell fumed metal oxides to third parties for use in CMP applications.

Under the agreement and the fumed alumina supply agreement, Cabot Corporation warrants that its products will meet our agreed upon product specifications. Cabot Corporation is obligated to replace noncompliant products with products that meet the agreed-upon specifications. The agreement also provides that any change to product specifications for fumed metal oxides must be by mutual agreement. Any increased costs due to product specification changes will be paid by us. The agreement has an initial term that expires in June 2005 and may be terminated thereafter by either party on June 30 or December 31 in any year upon 18 months prior written notice.

Fumed Alumina Supply Agreement

Until December 2001, we purchased fumed alumina from Cabot Corporation only under the fumed metal oxide agreement. In order to meet our needs for fumed alumina given the anticipated growth in sales of fumed alumina based slurries, we entered into a fumed alumina supply agreement with Cabot Corporation on December 12, 2001. Under this agreement, Cabot Corporation expanded its capacity in Tuscola, Illinois for the manufacture of fumed alumina and we have the first right to all this capacity. The agreement provides that the price Cabot Corporation charges us for fumed alumina is based on all of its fixed and variable costs for producing the fumed alumina, plus its capital costs for expanding its capacity, plus an agreed-upon rate of return on investment, plus incentive payments if Cabot Corporation produces more than a certain amount per year. Quarterly payments of approximately $300 in respect to capital costs will be made over the ten year term of the agreement. The agreement has an overall ten-year term, which expires in 2011, but we can choose not to renew the agreement subject to certain terms and conditions and the payment of certain costs, after five years.

Dispersion Services Agreement

A dispersion services agreement with Cabot Corporation became effective upon the closing of the initial public offering. We continue to provide fumed metal oxide dispersion services to Cabot Corporation, including the manufacturing, packaging and testing of the dispersions. Under the agreement, Cabot Corporation supplies us with the fumed metal oxide particles necessary for the manufacture of the dispersions. The pricing of the dispersion services is determined on a cost-plus basis. Our obligation to provide Cabot Corporation with dispersions is limited to certain maximum volumes and Cabot Corporation is obligated to supply to us certain forecasts of their expected dispersion purchases. Cabot Corporation agrees not to engage any third party other than Davies Imperial Coatings, Inc. ("Davies") to provide dispersion services unless we are unable to supply the requested or agreed-upon services. The agreement has an initial term that expires in June 2005 and may be terminated by either party on June 30 or December 31 in any year upon 18 months prior notice.

Facilities Lease Arrangements

Beginning in March 2000, we began subleasing from Cabot Corporation the land and building in Barry, Wales that we utilize in our business. As noted below under the caption "Master Separation Agreement," these assets were not transferred to Cabot Microelectronics and accordingly, have not been included in our balance sheet at September 30, 2001 and 2000. The lease will expire after ten years, subject to earlier termination under certain circumstances.

Master Separation Agreement

A master separation agreement with Cabot Corporation provided for the transfer of the legal ownership of substantially all of the assets and liabilities of the former Microelectronics Materials Division to Cabot Microelectronics. However, the land and building located in Barry, Wales were not transferred to us as discussed above under the caption "Facilities Lease Arrangements."

We assumed all liabilities and obligations of Cabot Corporation relating to or arising out of our business operations any time on or before the date of the transfer of the former division's business operations to us other than various excluded liabilities.

Under the master separation agreement, Cabot Corporation transferred intellectual property rights related solely to the business conducted by us, including patents, copyrights, trademarks, technology and know-how and licenses and other rights concerning third-party technology and intellectual property.

We agreed to indemnify Cabot Corporation against any losses or actions arising out of or in connection with the liabilities assumed by us as part of the separation, including any liabilities arising out of the current litigation with Rodel (Note 19) and the conduct of our business and affairs after the separation date. The Master Separation Agreement also provides that Cabot Corporation would continue to defend the lawsuits instituted by Rodel against Cabot Corporation until we notify Cabot Corporation that we will assume defense of the lawsuits, which we did in October 2000.

Trademark License Agreement

A trademark license agreement with Cabot Corporation governs our use of various trademarks used in our core business. Under the agreement, Cabot Corporation has granted a worldwide royalty-free license to use the trademarks in connection with the manufacture, sale or distribution of products related to our business and we agreed to refrain from various actions that could interfere with Cabot Corporation's ownership of the trademarks. The agreement also provides that our license to use the trademarks may be terminated for various reasons, including discontinued use of the trademarks, breach of the agreement, or a change in control of Cabot Microelectronics.

Confidential Disclosure and License Agreement

A confidential disclosure and license agreement governs the treatment of confidential and proprietary information, intellectual property and certain other matters. Cabot Corporation granted a fully paid, worldwide non-exclusive license to us for Cabot Corporation's copyrights, patents and technology that were used by Cabot Corporation in connection with our activities prior to the separation from Cabot Corporation. We granted to Cabot Corporation a fully paid, worldwide, non-exclusive license to copyrights, patents and technologies that are among the assets transferred to us under the master separation agreement and that would be infringed by the manufacture, treatment, processing, handling, marketing, sale or use of any products or services sold by Cabot Corporation for applications other than CMP.

In addition, Cabot Corporation assigned to us an undivided one-half interest in various patents, copyrights and technology that relate to dispersion technology, which are owned by Cabot Corporation and used in Cabot Corporation's dispersion business and our business. Any costs, taxes or other fees related to the assignments and transfers of intellectual property will generally be paid by us.

Tax-Sharing and Tax Reporting and Cooperation Agreements

We were included in Cabot Corporation's consolidated federal income tax group through the fiscal year ended September 30, 2000 as Cabot Corporation beneficially owned at least 80% of the total voting power and value of our outstanding common stock. At the time of our initial public offering we entered into a tax-sharing agreement pursuant to which Cabot Microelectronics and Cabot Corporation will make payments between them to achieve the same effects as if Cabot Microelectronics were to file separate federal, state and local income tax returns. Under the terms of the tax-sharing agreement, Cabot Corporation is required to make any payment to us for the use of our tax attributes that arose prior to the spin-off until such time as we would otherwise be able to utilize such attributes. Each member of Cabot Corporation's consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the tax-sharing agreement allocates tax liabilities between Cabot Microelectronics and Cabot Corporation, during the period in which we were included in Cabot Corporation's consolidated group, we could be liable in the event that any federal tax liability is incurred, but not discharged, by any other member of Cabot Corporation's consolidated group. We will indemnify Cabot Corporation in the event that the spin-off is not tax free to Cabot Corporation as a result of various actions taken by or with respect to Cabot Microelectronics or our failure to take various actions.

Further, as of September 29, 2000, Cabot Microelectronics and Cabot Corporation entered into a tax reporting and cooperation agreement that clarifies certain additional tax matters not specifically addressed by the Internal Revenue Service Private Letter Ruling and the Tax-Sharing Agreement. Pursuant to the agreement, and subject to relevant tax regulation, Cabot Microelectronics will claim the benefit of all tax deductions resulting from the awards granted to either Cabot Corporation or Cabot Microelectronics employees under the Cabot Microelectronics 2000 Equity Incentive Plan. We are also responsible for collecting and remitting all required taxes and paying all employer taxes related to these awards.

Cabot Corporation is responsible for collecting and remitting all required taxes and paying all employer taxes related to the vesting of Cabot Corporation restricted stock awards granted to Cabot Microelectronics employees. We are entitled to the benefit of all tax deductions and will reimburse Cabot Corporation for all employer taxes related to Cabot Corporation restricted stock awards to Cabot Microelectronics employees.

(In thousands, except share and per share amounts)

Cabot Corporation will receive the benefit of all tax deductions and is responsible for all employment taxes resulting from the vesting of Cabot Microelectronics stock received by employees of Cabot Corporation in the distribution, who held restricted Cabot Corporation stock.

Employee Matters Agreement

We have an employee matters agreement with Cabot Corporation under which we are, with certain exceptions, solely responsible for the compensation and benefits of our employees who are former employees of Cabot Corporation. The principal exception is the retirement benefits for employees of Cabot Microelectronics. Cabot Corporation's tax-qualified retirement plans retain all assets and liabilities relating to our employees who are former employees of Cabot Corporation (subject to any distributions from the plans that are required or permitted by the plans and applicable law).

Guarantee of Employee Loans

In fiscal 2000, Cabot Corporation fully vested the restricted shares of Cabot Corporation common stock awarded to the Cabot Microelectronics' employees in conjunction with the Cabot Corporation Long-Term Incentive Program. As a result of the immediate vesting, all employee loans from Cabot Corporation associated with the restricted stock came due. Cabot Corporation agreed to extend the maturity date of the loans to December 29, 2000, in consideration of our guaranteeing the repayment of the loans. All employee loans were repaid to Cabot Corporation and we have no future obligation with respect to the Cabot Corporation Long-Term Incentive Program.

Extension of Management Services Agreement

A management services agreement with Cabot Corporation governed certain administrative and corporate support services provided by Cabot Corporation to us on an interim or transitional basis prior to the spin-off. Cabot Corporation charged us for all costs incurred to provide these services.

On September 29, 2000, we entered into an Extension of Management Services Agreement with Cabot Corporation to extend the term for certain safety, health, and environmental, and information technology services to be provided, pursuant to terms of the original Management Services Agreement through March 30, 2001. The provision regarding certain information technology services was subsequently extended until May 30, 2002.

5. ACQUISITION OF SELECTED ASSETS

On July 3, 1995, we acquired selected assets used or created in connection with the development and sale of polishing slurries. The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase price of $9,800 was allocated to the net assets acquired based on their estimated fair values. Identifiable intangible assets, consisting primarily of trade secrets and know-how, distribution rights, customer lists and workforce in place, were valued at $4,300 and are being amortized on a straight-line basis over their estimated useful lives of 7-10 years. The excess of purchase price over the fair value of the net assets acquired (goodwill) was approximately $2,800, and is being amortized on a straight-line basis over ten years. Accumulated amortization of goodwill and other intangible assets as of September 30, 2001 and 2000 was $4,488 and $3,770, respectively. In addition to the purchase price, we also make contingent payments in the amount of 2.5% of applicable slurry revenue through June 30, 2002. These payments are recorded and paid on a monthly basis and are included in cost of goods sold.

6. INVENTORIES

Inventories consisted of the following:

	September 30, 2001	September 30, 2000
Raw materials	$ 11,981	$ 9,139
Work in process	42	28
Finished goods	4,783	4,847
Total	$ 16,806	$14,014

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	September 30, 2001	September 30, 2000
Land	$ 11,253	$10,541
Buildings	39,223	30,935
Machinery and equipment	45,445	34,479
Furniture and fixtures	2,034	1,690
Information systems	1,314	732
Construction in progress	13,676	2,377
Total property, plant and equipment	$112,945	$80,754
Less: accumulated depreciation	(15,519)	(8,881)
Net property, plant and equipment	$ 97,426	$71,873

Depreciation expense was $7,069, $4,174 and $2,057 for the years ended September 30, 2001, 2000 and 1999, respectively.

8. ACCRUED EXPENSES, INCOME TAXES PAYABLE AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	September 30, 2001	2000
Raw material accruals	$ 609	$ 1,987
Accrued compensation	8,220	4,673
Warranty accrual	1,255	773
Fixed asset accrual	54	2,133
Income taxes payable	237	—
Other	2,434	2,988
Total	$12,809	$12,554

9. LONG-TERM DEBT

At September 30, 2001, long-term debt was comprised of an unsecured term loan in the amount of $3,500 funded on the basis of the Illinois State Treasurer's Economic Program. This loan is due on April 3, 2005 and incurs interest at an annual rate of 6.37% until April 3, 2002 and 1.75% plus 70% of the three-year treasury rate thereafter. On July 10, 2001, the agreement between Cabot Microelectronics and LaSalle Bank for this loan was amended and restated. Although the loan amount of $3,500 was unchanged, various other terms were revised and the termination date was amended from June 1, 2005 to April 3, 2005.

On July 10, 2001 we entered into a $75,000 unsecured revolving credit and term loan facility with a group of commercial banks which replaced our $25,000 unsecured revolving credit facility and $8,500 revolving line of credit, both of which were terminated. Under the new agreement, which terminates July 10, 2004, interest accrues on any outstanding balance at either the institution's base rate or the eurodollar rate plus an applicable margin. A non-use fee also accrues. Loans under this facility will be used primarily for general corporate purposes, including working capital and capital expenditures. The credit agreement also contains various covenants. No amounts are currently outstanding under the new credit facility and we are currently in compliance with the covenants. No amounts were outstanding under the former lines of credit at September 30, 2000.

10. DERIVATIVES

In the first quarter of fiscal 2001, we adopted Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

During fiscal 2001, we entered into two cash flow hedges to cover commitments involving construction contracts associated with our Geino, Japan expansion. The adoption of SFAS 133 resulted in a reduction to comprehensive income for the twelve months ended September 30, 2001 of $632. We will reclassify losses currently in other comprehensive income associated with the cash flow hedges into earnings in the same period or periods in which the related assets affect earnings. There were no other significant derivatives as of September 30, 2001.

11. DEFERRED COMPENSATION

Under the Directors' Deferred Compensation Plan, which became effective March 13, 2001, certain eligible non-employee directors elected to defer their compensation to future periods. As of September 30, 2001, $111 was deferred under the plan. We do not currently maintain a deferred compensation plan for employees.

In fiscal 2000, certain officers and employees of Cabot Microelectronics elected to defer certain percentages of their compensation to future periods under the Cabot Corporation Supplemental Employee Retirement Plan. This program was discontinued for Cabot Microelectronics employees effective September 30, 2000 and the $684 deferred as of that date was rolled over to the Cabot Microelectronics Corporation Supplemental Employee Retirement Plan ("SERP") explained in Note 14.

(In thousands, except share and per share amounts)

12. JOINT DEVELOPMENT AGREEMENT

In September 1998, we entered into a three-year joint development agreement with a customer in the semiconductor industry. Under the agreement, we provided the customer with CMP slurries of up to $3,000 over the three-year period in exchange for the use of CMP equipment provided by the customer. The arrangement is accounted for as a nonmonetary transaction in accordance with APB No. 29, "Accounting for Nonmonetary Transactions." The CMP equipment is accounted for as an operating lease in accordance with SFAS No. 13, "Accounting for Leases." The cost of leasing the CMP equipment is valued based upon the slurries that the customer is entitled to receive over the three-year period. Total revenue and lease expense recognized under this agreement were $684 and $833, respectively, for the year ended September 30, 2001 and $637 and $1,000, respectively, for the year ended September 30, 2000. Deferred revenue of $513 and $363 was recorded as of September 30, 2001 and 2000, respectively. The agreement has been extended through December 31, 2001.

13. PENSION PLANS AND POSTRETIREMENT BENEFITS

Cabot Microelectronics' employees participated in the following Cabot Corporation sponsored pension and postretirement plans through April 30, 2000 and September 29, 2000, respectively.

- Noncontributory defined benefit pension plan including the Cabot Corporation Cash Balance Plan ("CBP"), a defined benefit pension plan, and the Cabot Corporation Employee Stock Ownership Plan ("ESOP"); and
- Cabot Corporation's postretirement plan, providing certain healthcare and life insurance benefits to retired employees.

Those Cabot Corporation employees who accepted employment with Cabot Microelectronics terminated employment with Cabot Corporation on September 29, 2000, but maintained their vested and unvested rights in the above mentioned plans. Cabot Corporation allocated periodic benefit costs (income) to Cabot Microelectronics as follows:

	Year Ended September 30,		
	2001	2000	1999
Pension (CBP)	$—	$(86)	$61
Employee Stock Ownership Plan (ESOP)	—	70	99
Postretirement benefit costs	—	75	99

Because our employees were only eligible to participate in the Cabot Corporation pension plans through April 30, 2000, we incurred a one-time charge in September 2000 for the accelerated vesting charges associated with the spin-off of $150 and $175 for the Cash Balance Plan and Employee Stock Ownership Plan, respectively.

14. SAVINGS PLAN AND OTHER INCENTIVE COMPENSATION PLANS

Effective May 1, 2000, we adopted the Cabot Microelectronics Corporation 401(k) Plan (the "401(k) Plan") covering substantially all eligible employees meeting certain minimum age and eligibility requirements, as defined by the plan. Participants may make elective contributions up to 12% of their eligible salary. All amounts contributed by participants and earnings on these contributions are fully vested at all times. The 401(k) Plan provides for matching and fixed nonelective contributions by the Company. Under the 401(k) Plan, the Company will match 100% of the first four percent of the participant's eligible compensation and 50% of the next two percent of the participant's eligible compensation, subject to limitations required by government laws or regulations. Under the 401(k) Plan, all employees, even non-participants, will receive a contribution by the Company in an amount equal to 4% of compensation. Participants and employees are 100% vested in all Company contributions. The Company's expense for the defined contribution plan totaled $1,693 and $320 for the periods ending September 30, 2001 and 2000, respectively.

Effective May 1, 2000, we adopted the Cabot Microelectronics Corporation Supplemental Employee Retirement Plan ("SERP") covering all eligible employees as defined by the SERP. The purpose of the SERP is to provide for the deferral of compensation to certain members of the Company's management team or highly compensated employees as defined under the provision of the Employee Retirement Income Security Act ("ERISA") of 1974. Under the SERP, the Company contributes up to 4% of these individual's eligible compensation. All amounts contributed by the Company and earnings on these contributions are fully vested at all times.

In fiscal 2000, Cabot Microelectronics' employees participated in the Cabot Corporation Retirement Incentive Savings Plan ("CRISP"), in which substantially all of Cabot Corporations' domestic employees were eligible to participate, and under which Cabot Corporation made matching contributions of at least 75% of a participant's contribution up to 7.5% of the participant's eligible compensation, subject to limitations required by government laws or regulations. Contributions to the CRISP on behalf of employees of Cabot Microelectronics were $527 and $385 during fiscal 2000 and 1999, respectively. Accelerated vesting costs of $200 were also incurred due to the spin-off. On September 29, 2000, all of our employees were terminated from Cabot Corporation and employees could rollover their balance, take a distribution, or other action as defined by the CRISP.

15. EMPLOYEE STOCK PURCHASE PLAN

In March 2000, Cabot Microelectronics adopted an Employee Stock Purchase Plan ("ESPP"). The ESPP allows all full or part-time employees of Cabot Microelectronics to purchase shares of our common stock through payroll deductions. Employees can elect to have up to 10% of their annual earnings withheld to purchase our stock. The shares are purchased at a price equal to the lower of 85% of the closing price at the beginning or end of each semi-annual stock purchase period. In March 2000, 475,000 shares of common stock were authorized to be purchased under the ESPP. A total of 75,790 shares were issued under the ESPP during fiscal 2001 and no shares were issued during fiscal 2000.

16. EQUITY INCENTIVE PLANS

In March 2000, our Board of Directors and Cabot Corporation's Board of Directors adopted the Company's 2000 Equity Incentive Plan (the "Plan"), which was approved by Cabot Corporation as the sole stockholder of Cabot Microelectronics. Our Board of Directors amended the Plan in September 2000 and in December 2000, amended and restated the Plan, which was then approved by our stockholders in March 2001. The Board and stockholders approved 6,500,000 shares of common stock to be granted under the Plan, subject to adjustment for stock splits and similar events. The Plan allows for the granting of three types of equity incentive awards: Restricted Stock, Stock Options, and Substitute Awards. According to the Plan, all employees, directors, consultants, and advisors of the Company are eligible for awards under the Plan, which awards will be awarded subject to applicable Award Agreements. The Plan is administered by the Compensation Committee of the Cabot Microelectronics' Board of Directors.

Restricted Stock

Under the Plan, employees and non-employees are granted shares of restricted stock at the discretion of the Compensation Committee. According to the Plan, shares of restricted stock may not be sold, assigned, transferred, pledged, or otherwise encumbered or disposed of, except that restricted stock may be pledged as security for the purchase price of the restricted stock. Generally, under our Award Agreement for restricted stock, restrictions lapse over a two-year period with one-third becoming unrestricted immediately at the date of grant and the remaining restrictions lapsing over a two-year period. Holders of restricted stock have all the rights of a stockholder, including voting and dividend rights, subject to the above restrictions. In no event shall the Company issue more than 875,000 shares of restricted stock under the Plan.

In October 2000, we granted 10,000 shares of restricted stock to an employee at $39.19 per share and in May 2001, we granted 4,000 shares of restricted stock to an employee at $67.07 per share. In fiscal 2000, we granted 2,500 shares of restricted stock to an employee at $49.25 per share. As stated by the applicable Award Agreement, one-third of the stock was immediately unrestricted with the remaining two-thirds becoming unrestricted over the next two years. As a result, we recorded unearned compensation of $660 and $123 in fiscal 2001 and 2000, respectively. Compensation expense associated with restricted stock awards was $421 and $41 for the years ended September 30, 2001 and 2000, respectively. The number of shares subject to restrictions were 10,168 and 1,667 at September 30, 2001 and 2000, respectively.

Stock Options

Under the Plan, employees and non-employees may be granted incentive stock options ("ISO") to purchase common stock at not less than the fair value on the date of grant and non-qualified stock options ("NQSO") as determined by the Compensation Committee and set forth in an applicable Award Agreement. The Plan provides that the term of the option may be as long as ten years from the initial grant date, but options granted during fiscal 2000 provide for a five-year term, with the options vesting over a two-year period, with one-third immediately vesting on the date of grant under the Plan. Options granted during fiscal 2001 generally provided for a seven-year term, with options vesting equally over a four-year period, with first vesting on the anniversary date of the grant. No more than 1,750,000 ISO shares may be issued, and none have been granted to date.

In April 2000, we granted stock options to non-Cabot Microelectronics employees. The term of these options is five years from the initial date of grant, but the options were fully vested on the date of grant. We accounted for these grants to non-Cabot Microelectronics employees under the guidance of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation" and, as a result, recorded a charge of $2,113 ($1,373 after tax) at the time of the initial public offering.

In fiscal 2001, we recorded compensation expense of $1,295 associated with revised stock option agreements involving a former director and a former employee. In fiscal 2000, a total of $3,755 of expenses were recorded relating to options granted to non-Cabot Microelectronics employees at the time of the initial public offering and for the accelerated vesting of long-term incentives and benefits at the time of the spin-off from Cabot Corporation.

The following tables relate to stock options outstanding as of September 30, 2001:

	Stock Options	Weighted Average Exercise Price
Outstanding at September 30, 1999	—	$ —
Granted	1,264,310	20.44
Exercised	—	—
Canceled	(7,880)	20.00
Outstanding at September 30, 2000	1,256,430	$20.44
Granted	1,218,176	64.29
Exercised	(397,963)	21.98
Canceled	(49,655)	41.76
Outstanding at September 30, 2001	2,026,988	$45.97

(In thousands, except share and per share amounts)

Options Outstanding

Range of Exercise Price	Number of Shares	Weighted Average Contractual Life (in Years)	Weighted Average Exercise Price
$20.00	849,428	3.5	$20.00
$39.18–$53.50	124,310	4.6	44.31
$62.00–$69.69	1,053,250	6.5	67.11
	2,026,988		$45.97

Options Exercisable

Range of Exercise Price	Number of Shares	Weighted Average Exercise Price
$20.00	550,324	$20.00
$39.18–$53.50	45,642	43.02
$62.00–$69.69	17,166	67.79
	613,132	$23.05

We adopted the disclosure requirements of SFAS 123 upon establishing the Plan. As permitted by SFAS 123, we continue to apply the accounting provisions of Accounting Principles Board ("APB") Opinion Number 25, "Accounting for Stock Issued to Employees" with regard to the measurement of compensation cost for options granted and shares issued under our ESPP. Had expense been recognized using the fair value method described in SFAS 123, we would have reported the following results of operations using the Black-Scholes option-pricing model:

	Year Ended September 30, 2001	2000
Pro forma net income	$32,580	$27,634
Pro forma basic net income per share	$ 1.37	$ 1.30
Pro forma diluted net income per share	$ 1.34	$ 1.26

These costs may not be representative of the total effects on pro forma reported income for future years. Factors that may also impact disclosures in future years include the attribution of the awards to the service period, the vesting period of stock options, timing of additional grants of stock option awards and number of shares granted for future awards. The fair value of our stock based awards to employees under SFAS 123 was estimated assuming no expected dividends and the following weighted average assumptions:

	Options 2001	Options 2000	ESPP 2001	ESPP 2000
Expected term (in years)	5	5	.5	.75
Expected volatility	97%	35%	97%	35%
Risk-free rate of return	4.0%	6.0%	2.4%	6.0%

17. STOCKHOLDERS' EQUITY

Common Stock

Each share of common stock entitles the holder to one vote on all matters submitted to a vote of Cabot Microelectronics' stockholders. Common stockholders are entitled to receive ratably the dividends, if any, as may be declared by the Board of Directors. Upon liquidation, dissolution or winding up of Cabot Microelectronics, the common stockholders will be entitled to share, pro ratably, in the distribution of assets available after satisfaction of all liabilities and liquidation preferences of preferred stockholders, if any. On March 24, 2000, the Board of Directors amended our articles of incorporation to increase the number of authorized shares of its common stock to 200,000,000 shares. There have been no changes to the number of authorized shares during fiscal 2001.

Stockholder Rights Plan

In March 2000, the Board of Directors of Cabot Microelectronics declared a dividend distribution of one preferred share purchase right for each outstanding share of common stock to stockholders of record on April 7, 2000 and with respect to common shares issued thereafter on the date the rights become exercisable. Under certain circumstances, a right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock at a price of $130.00 per one one-thousandth of a share of Series A Junior Participating Preferred Stock, subject to adjustment.

The rights become exercisable based upon the earlier of: (i) the date of the first public announcement that a person or group, with certain exclusions, has acquired 15 percent or more of our outstanding shares of common stock, or (ii) ten days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in beneficial ownership by a person or group of 15 percent or more of our outstanding shares of common stock. The rights expire on April 7, 2010.

Stock Splits

In March 2000, the Board of Directors approved an 18,989,744 to 1 stock split pursuant to which all 18,898,744 shares were issued to Cabot Corporation as of the date of the initial public offering. There have been no stock splits during fiscal 2001.

Dividends

Cabot Microelectronics paid Cabot Corporation aggregate dividends of $81,300 in fiscal 2000, of which $17,000 was paid from borrowings under a term credit facility prior to our initial public offering (Note 9) and $64,300 was paid with proceeds from our initial public offering. No dividends were declared or paid during fiscal 2001.

18. INCOME TAXES

Income before income taxes was as follows:

	Year Ended September 30, 2001	2000	1999
Domestic	$53,606	$43,721	$18,655
Foreign	9,882	3,227	421
Total	$63,488	$46,948	$19,076

Taxes on income consisted of the following:

	Year Ended September 30, 2001	2000	1999
U.S. federal and state:			
Current	$17,579	$17,417	$ 6,522
Deferred	410	(2,145)	(234)
Total	$17,989	$15,272	$ 6,288
Foreign:			
Current	$ 3,817	$ 1,146	$ 489
Deferred	(220)	28	19
Total	3,597	1,174	508
Total U.S. and foreign	$21,586	$16,446	$ 6,796

The provision for income taxes at our effective tax rate differed from the provision for income taxes at the statutory rate as follows:

	Year Ended September 30, 2001	2000	1999
Computed tax expense at the federal statutory rate	35.0%	35.0%	35.0%
U.S. benefits from research and development activities	(1.5)	(1.3)	(1.8)
State taxes, net of federal effect	1.5	1.9	2.7
Impact of foreign taxation at different rates, repatriation and other	—	—	0.8
Foreign sales corporation benefits	(1.3)	(1.7)	(1.3)
Other, net	0.3	1.1	0.2
Provision for income taxes	34.0%	35.0%	35.6%

Significant components of deferred income taxes were as follows:

	September 30, 2001	2000
Deferred tax assets:		
Depreciation and amortization	$1,271	$ 453
Employee benefits	858	2,175
Inventory	595	177
Product warranty	436	188
Bad debt reserve	355	—
State and local taxes	212	217
Deferred tax credits	1,435	953
Translation adjustment	764	—
Other, net	162	60
Total deferred tax assets	$6,088	$4,223
Deferred tax liabilities:		
Depreciation and amortization	$2,715	$1,251
State and local taxes	146	—
Translation adjustment	—	140
Total deferred tax liabilities	$2,861	$1,391

19. COMMITMENTS AND CONTINGENCIES

Lease Commitments

We lease certain vehicles, warehouse facilities, office space, machinery and equipment under cancelable and noncancelable leases, most of which expire within ten years and may be renewed by us. Rent expense under such arrangements during fiscal 2001, 2000 and 1999 totaled $1,400, $1,288 and $1,439, respectively.

Future minimum rental commitments under noncancelable leases as of September 30, 2001 are as follows:

2002	$ 383
2003	218
2004	130
2005	77
2006	54
2007 and thereafter	186
	$1,048

Other Long-Term Commitments

We have a long-term supply agreement with one of our largest customers to provide this customer with specified quantities of certain polishing slurries at agreed-upon prices. The agreement expires, unless renewed by the parties, on January 1, 2002. We have another long-term supply agreement to provide this customer with specified quantities of certain polishing slurries at agreed-upon prices. This agreement expires, unless renewed by the parties, in March 2004.

(In thousands, except share and per share amounts)

We have an agreement with Davies pursuant to which Davies will perform certain agreed-upon dispersion services. We have agreed to purchase minimum amounts of services per year and to invest $150 per year in capital improvements or other expenditures to maintain capacity at the Davies dispersion facility. The initial term of the agreement expires in October 2004, with automatic one-year renewals, and contains a 90-day cancellation clause executable by either party.

We have a long-term agreement with a supplier to purchase materials for a product line under development. As of September 30, 2001, we are obligated to purchase, subject to the supplier's ability to deliver, $3,900 of materials over the remaining term of the agreement and to reimburse the supplier for all approved R&D costs related to the materials. The supplier will repay such R&D reimbursements when our material purchases from them reach certain agreed-upon levels. The agreement expires in June 2005.

Contingencies

In June 1998, one of our major competitors, Rodel Inc., filed a lawsuit against Cabot Corporation in the United States District Court for the District of Delaware entitled Rodel, Inc. v. Cabot Corporation (Civil Action No. 98-352). In this lawsuit, Rodel has requested a jury trial and is seeking a permanent injunction and an award of compensatory, punitive, and other damages relating to allegations that Cabot Corporation is infringing United States Patent No. 4,959,113 (entitled "Method and Composition for Polishing Metal Surfaces"), which is owned by an affiliate of Rodel. We refer to this patent as the Roberts patent and this lawsuit as the Roberts lawsuit. Cabot Corporation filed an answer and counterclaim seeking dismissal of the Roberts lawsuit with prejudice, a judgment that Cabot Corporation is not infringing the Roberts patent and/or that the Roberts patent is invalid, and other relief. Cabot Corporation subsequently filed a motion for summary judgment that the Roberts patent is invalid because all of the claims contained in the patent were not sufficiently different under applicable patent law from subject matter contained in previously granted patents, specifically United States Patents Nos. 4,705,566, 4,956,015 and 4,929,257, each of which is owned by a third party not affiliated with Rodel or us. This motion was denied on September 30, 1999 based on the court's finding that there were genuine issues of material fact to be determined at trial. After the ruling on the summary judgment motion, Rodel filed a request for reexamination of the Roberts patent with the United States Patent and Trademark Office (PTO), which was granted on November 12, 1999. On March 28, 2000, the court issued an order staying the Roberts action, which presently is in the discovery stage, pending completion of the reexamination of the Roberts patent by the PTO. In light of the reexamination, on September 29, 2000, the court denied the parties' respective motions to amend and dismiss, with leave to refile subsequent to completion of the reexamination. The reexamination certificate was issued by the PTO on March 13, 2001; as of November 30, 2001, the case remains stayed. On May 11, 2001, Cabot Corporation filed a motion for summary judgment dismissing the case on the grounds that no case or controversy remains given the reexamined patent.

In April 1999, Rodel commenced a second lawsuit against Cabot Corporation in the United States District Court for the District of Delaware entitled Rodel, Inc. v. Cabot Corporation (Civil Action No. 99-256). In this lawsuit, Rodel has requested a jury trial and is seeking a permanent injunction and an award of compensatory, punitive, and other damages relating to allegations that Cabot Corporation is infringing two other patents owned by an affiliate of Rodel. These two patents are United States Patent No. 5,391,258 (entitled "Compositions and Methods for Polishing") and United States Patent No. 5,476,606 (entitled "Compositions and Methods for Polishing"). We refer to these patents as the Brancaleoni patents and this lawsuit as the Brancaleoni lawsuit. Cabot Corporation filed an answer and counterclaim to the complaint seeking dismissal of the complaint with prejudice, a judgment that Cabot Corporation is not infringing the Brancaleoni patents and/or that the Brancaleoni patents are invalid, and other relief. On September 29, 2000, the court denied Cabot Corporation's motion to dismiss, and granted Rodel's leave to amend the Brancaleoni lawsuit to add Rodel's affiliate that owns the Brancaleoni patents, Rodel Holdings, Inc. ("Rodel Holdings"), as a plaintiff. On October 24, 2000, Rodel and Rodel Holdings filed an amended complaint that added Rodel Holdings as a plaintiff to the Brancaleoni lawsuit. On November 6, 2000, Cabot Corporation filed its answer and counterclaim seeking a judgement that Cabot Corporation is not infringing the Brancaleoni patents and/or that the Brancaleoni patents are invalid, and other relief. On January 18, 2001, the court amended its scheduling order and set June 15, 2001 for completion of discovery, October 25, 2001 for a final pretrial conference, and February 2002 for the commencement of trial. On June 15, 2001, discovery closed as scheduled and on October 23, 2001, the court denied Rodel's motion to extend and expand discovery. On November 2, 2001, the court denied Rodel's motion to add Cabot Microelectronics as a party to the case. On September 28, 2001, Cabot Corporation filed three motions for summary judgement that the Brancaleoni patents are, respectively, invalid, unenforceable due to Rodel's inequitable conduct (denied as moot without ruling on the merits on October 26, 2001) and that no infringement exists. On the same day, Rodel filed a partial summary judgement motion on infringement. Given these motions and other matters before the court, the court has postponed the pre-trial conference without having set a new date as of November 30, 2001.

In the Roberts lawsuit, the only product that Rodel to date has alleged infringes the Roberts patent is our W2000 slurry, which is used to polish tungsten and which currently accounts for a significant portion of our total revenue. In the Brancaleoni lawsuit, Rodel and Rodel Holdings have not alleged that any specific product infringes the Brancaleoni patents; instead, Rodel and Rodel Holdings allege that our United States Patent No. 5,858,813 (entitled "Chemical Mechanical Polishing Slurry for Metal Layers and Films" and which relates to a CMP polishing slurry for metal surfaces including, among other things, aluminum and copper) is evidence that Cabot Corporation is infringing the Brancaleoni patents through the manufacture and sales of unspecified products. At this stage, while the court has limited the scope of the Brancaleoni lawsuit, we cannot predict whether or to what extent Rodel and/or Rodel Holdings will make specific infringement claims with respect to any of our products other than W2000 in these or any future proceedings. It is possible that Rodel and/or Rodel Holdings will claim that many of our products infringe its patents.

Although Cabot Corporation is the only named defendant in these lawsuits at present, the defense of which we have assumed and now are controlling, we have agreed to indemnify Cabot Corporation for any and all losses and expenses arising out of this litigation as well as any other litigation arising out of our business. Also, while the court has ruled that we cannot be added as a party to the Brancaleoni lawsuit, we at some point could be added as a named defendant in these or other lawsuits. While we believe there are meritorious defenses to the pending actions and intend to continue to defend them vigorously, these defenses may not be successful. If Rodel (and/or Rodel Holdings) prevails in either of these cases, we may have to pay damages and, in the future, may be prohibited from producing any products found to infringe or required to pay Rodel (and/or Rodel Holdings) royalty and licensing fees with respect to sales of those products. We do not believe a loss is probable, nor can we estimate the amount of loss, if any, that might result from this matter. Accordingly, no loss provision has been made in our financial statements for any of these matters.

20. EARNINGS PER SHARE

Statement of Financial Accounting Standards No. 128, "Earnings per Share," requires companies to provide a reconciliation of the numerator and denominator of the basic and diluted earnings per share computations. Basic and diluted earnings per share were calculated as follows:

(In thousands, except for share and per share amounts)	Year Ended September 30, 2001	2000	1999
Numerator:			
Income available to common shares (numerator)	$41,902	$30,502	$12,280
Denominator:			
Weighted average common shares (denominator for basic calculation)	23,823,790	21,214,414	18,989,744
Weighted average effect of dilutive securities:			
Stock-based compensation	502,812	673,342	—
Denominator for diluted calculation	24,326,602	21,887,756	18,989,744
Earnings per share:			
Basic	$ 1.76	$ 1.44	$ 0.65
Diluted	$ 1.72	$ 1.39	$ 0.65

21. FINANCIAL INFORMATION BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

We have adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information" ("SFAS 131"), which was effective for the fiscal year ended September 30, 1999. We operate predominantly in one industry segment—the development, manufacture, and sale of CMP slurries.

Revenues are attributed to the United States and foreign regions based upon the customer location and not the geographic location from which our products were shipped. Financial information by geographic area was as follows:

	September 30, 2001	2000	1999
Revenue:			
United States	$ 87,049	$ 81,070	$52,950
Europe	30,583	18,244	13,034
Asia	109,560	81,842	32,706
Total	$227,192	$181,156	$98,690
Property, plant and equipment, net:			
United States	$ 64,171	$ 50,421	$25,324
Europe	1,943	2,147	3,139
Asia	31,312	19,305	11,568
Total	$ 97,426	$ 71,873	$40,031

The following table presents our unaudited financial information for the eight quarters ended September 30, 2001. This unaudited financial information has been prepared in accordance with accounting principles generally accepted in the United States of America, applied on a basis consistent with the annual audited financial statements and in the opinion of management, include all necessary adjustments, which consist only of normal recurring adjustments necessary to present fairly the financial results for the periods. The results for any quarter are not necessarily indicative of results for any future period.

(Unaudited and in thousands, except per share amounts)	Sept. 30, 2001	June 30, 2001	March 31, 2001	Dec. 31, 2000	Sept. 30, 2000	June 30, 2000	March 31, 2000	Dec. 31, 1999
Revenue	$51,411	$51,470	$55,695	$68,616	$56,186	$50,589	$39,335	$35,046
Cost of goods sold	25,305	24,628	25,923	32,563	27,182	22,983	19,815	16,310
Gross profit	26,106	26,842	29,772	36,053	29,004	27,606	19,520	18,736
Operating expenses:								
Research and development	6,297	6,165	6,805	6,538	5,244	5,213	4,729	4,576
Selling and marketing	2,292	1,947	2,249	2,269	2,433	2,128	1,675	1,357
General and administrative	4,106	5,316	6,485	5,147	6,756	6,316	3,326	3,575
Amortization of goodwill and other intangible assets	179	180	180	179	180	179	180	180
Total operating expenses	12,874	13,608	15,719	14,133	14,613	13,836	9,910	9,688
Operating income	13,232	13,234	14,053	21,920	14,391	13,770	9,610	9,048
Other income, net	208	166	238	437	3	20	107	—
Income before taxes	13,440	13,400	14,291	22,357	14,394	13,790	9,717	9,048
Provision for income taxes	4,217	4,544	4,907	7,918	4,646	5,000	3,500	3,300
Net income	$ 9,223	$ 8,856	$ 9,384	$14,439	$ 9,748	$ 8,790	$ 6,217	$ 5,748
Basic net income per share	$ 0.38	$ 0.37	$ 0.39	$ 0.61	$ 0.41	$ 0.38	$ 0.33	$ 0.30
Weighted average basic shares outstanding	24,043	23,975	23,800	23,608	23,590	23,383	18,990	18,990
Diluted net income per share	$ 0.38	$ 0.36	$ 0.39	$ 0.59	$ 0.40	$ 0.37	$ 0.33	$ 0.30
Weighted average diluted shares outstanding	24,510	24,450	24,328	24,290	24,353	23,921	18,990	18,990

MANAGEMENT RESPONSIBILITY

The accompanying financial statements were prepared by Cabot Microelectronics in conformity with accounting principles generally accepted in the United States of America. Cabot Microelectronics' management is responsible for the integrity of these statements and of the data, estimates and judgments that underlie them.

Cabot Microelectronics maintains a system of internal accounting controls designed to provide reasonable assurance that its assets are safeguarded from loss or unauthorized use, that transactions are properly authorized and recorded, and that financial records are reliable and adequate for public reporting. The standard of reasonable assurance is based on management's judgment that the cost of such controls should not exceed their associated benefits. The system is monitored and evaluated on an ongoing basis by management in conjunction with its internal audit function, independent accountants, and the Audit Committee of the Board of Directors.

The Audit Committee of the Board of Directors provides general oversight responsibility for the financial statements. Composed entirely of Directors who are independent and not employees of Cabot Microelectronics, the Committee meets periodically with Cabot Microelectronics management, internal auditors and the independent accountants to review the quality of the financial reporting and internal controls, as well as the results of the auditing efforts. The internal auditors and independent accountants have full and direct access to the Audit Committee, with and without management present.

Matthew Neville
Chief Executive Officer

Martin M. Ellen
Chief Financial Officer

Daniel S. Wobby
Principal Accounting Officer

Our common stock has traded publicly on the Nasdaq National Market® under the symbol "CCMP" since our initial public offering on April 4, 2000. The following table sets forth the range of quarterly high and low closing sales prices for our common stock on the Nasdaq National Market.

	High	Low
Fiscal 2000 Third Quarter (from April 4, 2000)	$49.38	$24.88
Fiscal 2000 Fourth Quarter	65.13	40.56
Fiscal 2001 First Quarter	57.00	36.63
Fiscal 2001 Second Quarter	99.38	38.31
Fiscal 2001 Third Quarter	76.41	38.00
Fiscal 2001 Fourth Quarter	79.34	48.31
Fiscal 2002 First Quarter	81.16	43.15
Fiscal 2002 Second Quarter (through January 11, 2002)	86.54	78.27

As of November 30, 2001, there were approximately 1,465 holders of record of our common stock. In the fiscal year ended September 30, 2000, Cabot Microelectronics paid Cabot Corporation dividends of $81.3 million, of which $17.0 million was paid from borrowings under a term credit facility prior to the initial public offering and $64.3 million was paid with proceeds from the initial public offering. No dividends were declared or paid in fiscal 2001 and we currently do not anticipate paying cash dividends in the future.

BOARD OF DIRECTORS

Matthew Neville
Chairman
President and Chief Executive Officer, Cabot Microelectronics Corporation

Kennett Burnes
Director
Chairman and Chief Executive Officer, Cabot Corporation

Juan Enriquez-Cabot
Director
Director, Life Sciences Project, Harvard Business School

John Frazee, Jr.
Director
Former Chairman and Chief Executive Officer, Centel Corporation

William Noglows
Director
Executive Vice President, Cabot Corporation

Ronald Skates
Director
Former President and Chief Executive Officer, Data General Corporation

Steven Wilkinson
Director
Former Partner, Arthur Andersen LLP

CORPORATE OFFICERS

Matthew Neville
Chairman, President and Chief Executive Officer

H. Carol Bernstein
Vice President, Secretary and General Counsel

Martin Ellen
Vice President and Chief Financial Officer

J. Michael Jenkins
Vice President of Human Resources

Jeremy Jones
Vice President of New Business Development

Hiro Nishiya
Vice President of Asia Pacific Business Region

Kathleen Perry
Vice President of Research and Development

Daniel Pike
Vice President of Operations

Stephen Smith
Vice President of Marketing and Sales

CORPORATE HEADQUARTERS

Cabot Microelectronics Corporation
870 N. Commons Drive
Aurora, IL 60504
(630) 375-6631

INVESTOR INFORMATION

Investor inquiries are welcome, and individuals are invited to contact our offices by mail at the address above, by telephone at (630) 499-2600, or by our website at www.cabotcmp.com.

STOCK INFORMATION

Cabot Microelectronics is traded on Nasdaq® under the symbol CCMP.

STOCK TRANSFER AGENT AND REGISTRAR

Fleet National Bank
c/o EquiServe, Limited Partnership
P.O. Box 43010
Providence, RI 02940-3010
(781) 575-3120
www.equiserve.com

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
Chicago, IL

SHAREHOLDER MEETING

The Annual Meeting of Shareholders will be held at 8 a.m. on March 12, 2002 at Cabot Microelectronics Corporation, 870 N. Commons Drive, Aurora, IL.

FORM 10-K

A copy of the Cabot Microelectronics Annual Report on Form 10-K filed with the Securities and Exchange Commission is available without charge at our website, www.cabotcmp.com.

Designed by Curran & Connors, Inc. / www.curran-connors.com

870 N. Commons Drive ▪ Aurora, IL 60504
tel: 630.375.6631 ▪ toll free: 800.811.2756 ▪ fax: 630.499.2666
www.cabotcmp.com